Exhibit 10(e)
February 3, 2004
EXECUTIVE EMPLOYMENT AGREEMENT
          THIS AGREEMENT dated as of September 11, 2003 is made between STRATOS GLOBAL CORPORATION, a company incorporated under the laws of Canada and having its head office at Harvey Road, St. John’s, Newfoundland (the “Company”) and JIM PARM of Gaithersburg, Maryland.
RECITALS
(a)	The Executive commenced employment with the Company on April 7, 2000.

(b)	On or about September 11, 2003, the Executive accepted the position of President and CEO on terms set out in a term sheet dated September 11, 2003.

(c)	It was agreed between the Executive and the Company that they would enter into a new employment agreement to supersede and replace all previous agreements and understandings between them, except as incorporated by reference in this agreement.
          NOW THEREFORE for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1: TERM
1.1 Employment
          The Company shall employ the Executive and the Executive shall perform services on behalf of the Company as its employee as provided herein during the Period of Active Employment.

1.2 Period of Active Employment
          In this Employment Agreement, “Period of Active Employment” shall mean the period beginning on September 11, 2003 and terminating on the date on which the first of the following occurs:
(i)	the termination of the Executive’s employment by the Company for just cause as provided in Article 4.1 hereof;

(ii)	the termination of the Executive’s employment by his resignation pursuant to Article 4.2 or 4.4 hereof;

(iii)	the termination of the Executive’s employment without cause pursuant to Article 4.3 hereof;

(iv)	the termination of the Executive’s employment by reason of a disability of the Executive pursuant to Article 4.5 hereof; or

(v)	the death of the Executive (see Article 4.6).
ARTICLE 2: POSITION
2.1 Capacity and Services
          The Company shall employ the Executive as its President and Chief Executive Officer. As such, the Executive shall perform duties customarily performed by a President and Chief Executive Officer of a corporation engaged in a business similar to that of the Company. The Executive shall perform these duties in accordance with the by-laws of the Company, the instructions of the Board of Directors of the Company (“the Board”) and Company Policy.
2.2 Full time and Attention
          The Executive shall devote substantially all of his working time, attention and energies to the business and affairs of the Company. The Executive agrees not to be employed or engaged in any capacity in promoting, or undertaking or carrying on any other business without the prior written consent of the Board, provided that the Executive may, and upon such conditions as may be imposed by the Board sit on the Board of Directors of unrelated companies, as long as such positions do not place the Executive in a conflict of interest with the business and affairs of the Company or interfere with the carrying out of his duties and responsibilities for the Company. Nothing herein limits the Executive from engaging in civic, political, or charitable activities, so long as such activities do not unreasonably interfere with his services for the Company.
ARTICLE 3: COMPENSATION AND BENEFITS
3.1 Compensation
          The Executive shall receive the remuneration and benefits set out in Schedule “A” attached hereto, which schedule forms part of this Employment Agreement. The Executive will not be entitled to any additional remuneration for being a director of the Company or any of its subsidiaries.
3.2 Changes to Compensation
          The Company will review the Executive’s remuneration and benefits annually in light of the Executive’s performance and market conditions. The Company and the Executive contemplate that the remuneration and benefits described in Schedule “A” hereto will be re-evaluated in the event of a material merger or acquisition. The Company shall not reduce the Executive’s remuneration or benefits as a result of any such review or re-evaluation.
ARTICLE 4: TERMINATION
4.0 Restrictions on Exercise of Options after Termination
          For the purposes of this Employment Agreement, “the Restricted Period” is the period that commences at the end of the Period of Active Employment and ends after the Board has given notice to the Executive in writing that the Restricted Period has ended. Except as otherwise provided herein and in Schedule A, such notice will be given promptly after the Board has approved and released the Company’s audited financial statements for the fiscal year in which the Executive’s active employment terminates.
4.1 Termination by the Company for Just Cause
          The Company may terminate the Executive’s employment under this Employment Agreement for just cause by providing written notice to the Executive. If the Company terminates the Executive’s employment for just cause, the Company shall not be obligated to make any further payments under this Employment Agreement except for amounts due to the Executive at the time of termination. In this circumstance, all unvested options are automatically cancelled.
          For these purposes, “just cause’ shall mean Executive’s (a) conviction of a felony or of a crime involving fraudulent conduct, (b) gross misconduct or gross insubordination, (c) repeated and wilful refusal or failure to perform the duties of his position, or (d) wilful breach of any published policy of the Company or of this Employment Agreement; provided, however, that, with respect to subparagraphs (a), (b), and (c), the Company must first send to the Executive written notice of the specific conduct that the Company contends is the basis for a just cause termination and of the specific subparagraph on which it relies, and the Company must provide the Executive at least thirty (30) days in which to cure such alleged grounds, if it is curable. Any termination by the Company within nine months before or within 36 months after a Change of Control shall be presumptively a termination without cause.
     Any unexercised vested options cannot be exercised until the end of the Restricted Period, as defined herein, after which time the Executive will have 60 days to exercise these options. For the purposes of this Article 4.1, the Board shall give the Executive notice that the Restricted Period has ended, only after the Board has approved and released the Company’s audited financial statements for the fiscal year in which the Executive’s active employment terminates and the Board has determined that the audited financial statements do not reveal any material impropriety or financial wrongdoing by the Executive. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any other time.

4.2 Termination by Executive Without Good Reason
          The Executive may terminate his employment under this Employment Agreement at any time by providing sixty (60) days’ written notice of his intention to do so. On the giving of such notice, the Company shall have the right to elect, in its sole discretion, to terminate the Executive’s employment at any time during this sixty day period by providing the Executive with written notice to that effect. Upon such termination, the Company shall not be obligated to make any further payments under this Employment Agreement, except for amounts due to the Executive to the end of the sixty-day period.
          In this circumstance, all unvested options are automatically cancelled at the end of the sixty-day period and any unexercised vested options cannot be exercised until the end of the Restricted Period, after which time the Executive will have one full year to exercise these options. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any other time.
4.3 Termination by the Company Without Cause
          The Company may terminate the Executive’s employment at any time without cause by providing the Executive with written notice specifying his last day of active employment (“the date of termination”). In lieu of additional actual notice, the Company will pay to the Executive a lump sum severance payment equal to two times his gross base salary and target STIP at the time of his termination, in addition to his base salary and pro-rated target STIP through the date of termination. The Company will also continue all group medical benefits and life insurance plans in which the Executive was actually enrolled immediately prior to the termination of his employment, with the exception of any benefits that cannot be continued beyond the last day of the Executive’ active employment with the Company under the terms of the applicable insuring agreement or plan, for a period of two years following his last day of active employment or until the Executive obtains alternate employment, whichever is earliest. If the Company terminates the employment of the Executive under this Article 4.3, the Company shall not be obligated to make any further payments under this Agreement, except for amounts due and remaining unpaid at the time of such termination and payment of the amounts set out in this Article 4.3. Such payments will fully discharge the Company’s obligation to the Executive under applicable employment or labour statutes and laws.
          In this circumstance, the Executive will be entitled to immediate vesting of a pro-rata portion of any options that were scheduled to vest within one year of the date on which the Executive receives notice of termination under this Article 4.3 (measured from the last vesting date to the date of termination), as well as such vesting as he may be entitled in respect of his 2001 options pursuant to Schedule A-1 to this Employment Agreement. However, none of the Executive’s vested but unexercised options can be exercised until the end of the Restricted Period. These options will expire one year after the Board has given notice to the Executive that the Restricted Period has ended. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any other time.
4.4 Resignation by the Executive for Good Reason
          The Executive may terminate his employment under this; Employment Agreement at any time for good reason by providing written notice to the Company. If the Executive resigns for good reason, the Company will provide to the Executive the same payments, benefits, and rights that he would be entitled to under Article 4.3 in the event of Termination by the Company Without Cause.
          For these purposes, “good reason” to resign shall mean (a) a material diminution in the Executive’s duties, responsibilities, authority, position, title, compensation, or benefits, or (b) a requirement that the Executive relocate to any location other than the Metropolitan Washington area; provided, however, that, with respect to subparagraph (a), the Executive must first send to the Company written notice of the specific conduct that the Executive contends is the basis for a good reason resignation, and the Executive must provide the Company at least thirty (30) days in which to cure such alleged grounds, if it is curable.

4.5 Disability
          If the Company determines that the Executive has suffered a Disability as defined herein, the Company may terminate the Executive’s employment on 90 days’ written notice given to the Executive. “Disability” as used in this Agreement shall mean a physical or mental incapacity that has prevented the Executive from performing the duties customarily assigned to him for a period of one hundred and eighty (180) days, whether or not consecutive, out of any 12 consecutive months, and that in the opinion of the Board, acting on the basis of an independent medical opinion from a duly qualified medical practitioner, is likely to continue to affect the Executive to that degree. In lieu of providing the Executive with 90 days’ written notice, the Company may elect to provide the Executive with pay in lieu of such notice. In addition, the Company shall pay to the Executive any base salary and pro-rated target STIP through the termination date.
          In this circumstance, all options which have not vested by the end of the 90-day notice period will be cancelled and all unexercised vested options must be exercised within one year of the end of the 90-day notice period.
4.6 Death
          In the event of death, the Executive’s employment shall terminate as if he had tendered his resignation on that day and the Company shall have no further obligations or responsibilities hereunder except to make payments earned but not yet paid to the Executive through the date of his death, plus any pro-rated target STIP through the date of termination.
          In this circumstance, all options that have not vested by the date of the Executive’s death will be cancelled, and any unexercised vested options must be exercised within one year of the Executive’s death.

ARTICLE 5: CHANGE OF CONTROL
5.1 Definition
          For the purposes of this Agreement, “Change of Control,” shall mean (a) the acquisition of control in law (whether by sale, transfer, merger, consolidation, or otherwise) of Stratos Global Corporation by a third party (that is, the acquisition of control over 50.1% of the issued and outstanding voting shares of the Corporation), (b) the sale, transfer, or other disposition of all or substantially all of the assets of the Company to a third party, or (c) a change in the composition of the board of directors of the Company as a result of which a majority of the board members are replaced within any 13 month period other than due to death, disability, or voluntary retirement or resignation from the board, unless such a change in composition occurs as a result of the Company ceasing to be a subsidiary of Aliant Inc..
5.2 Termination by the Company after a Change of Control
          If the Executive’s employment is terminated by the Company without cause in the three-year period after a Change of Control, the Executive will be entitled to receive, in lieu of the payment provided for in Article 4.3, a payment in lieu of notice equal to 2.5 times his gross base salary and target STIP at the time of such termination, in addition to base salary and prorated target STIP through the date of termination. In addition, the Company will maintain all group medical benefits and life insurance plans in which the Executive was actually enrolled immediately prior to the termination of his employment, with the exception of any benefits that cannot be continued beyond the last day of the Executive’s active employment with the Company under the terms of the applicable insuring agreement or plan, for a period of two and one-half years.
     The Company will cooperate with the Executive to the extent permitted by law to make the payments required by this Article in a tax-efficient manner. In the event that the Company determines (in good faith and in consultation with the Executive) that any payment, award or benefit by the Company to or for the benefit of Executive under this Article would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, as a result of a Change in Control (the “Excise Tax”), then Executive shall be entitled to a gross-up payment from the Company equal to the amount of the Excise Tax that Executive is required to pay.
          In this circumstance, there will be immediate vesting of all unvested options. However, all unexercised options cannot be exercised until the end of the Restricted Period. After the Executive receives notice from the Board that the Restricted Period has ended, the Executive will have one year in which to exercise the vested options. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any other time.
          If the Executive is terminated following a Change of Control and not immediately paid the amounts or provided the benefits due under this Article and/or the Executive’s options are not vested immediately, the Company will be obliged to pay the Executive’s reasonable legal fees and expenses to enforce his rights under this Article to a maximum of US $250,000, unless the arbitrator determines that the Executive’s position was frivolous or in bad faith.
ARTICLE 6: INTELLECTUAL PROPERTY, CONFIDENTIALY AND NON-COMPETITION
6.1 Schedule “B” Obligations
          The Executive agrees to execute and be bound by the Intellectual Property, Confidentiality, Non-Competition and Non-Solicitation Agreement attached as Schedule “B” to this Agreement.
6.2 Return of Documents
          The Executive agrees that all documents (including software and information in machine-readable form) of any nature pertaining to the activities of the Company and its affiliated related associated or subsidiary companies, including the information or materials referred to in Schedule “B” to this Agreement, in the Executive’s possession now or any time during the Period of Active Employment, are and shall be the property of the Company and that all such documents and all copies of them shall be surrendered to the Company whenever requested by the Company.
6.3 Non-disparagement
          The Company agrees to refrain from making any statements or comments of a defamatory or disparaging nature to third parties regarding the Executive or his performance and shall refrain from making any statements or comments publicly or to members of the investment community relating to the Executive without the prior written approval of the Executive, except as required by applicable laws and regulatory bodies.
ARTICLE 7: MISCELLANEOUS COVENANTS
7.1 Rights and Waivers
          All rights and remedies of the parties are separate and cumulative, and none of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies which either of the parties may have.
7.2 Waiver
          Any purported waiver or any default, breach or non-compliance under this Employment Agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non-compliance under this Employment Agreement shall not operate as a waiver of that party’s rights under this Employment Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).
7.3 Severability

          Any provision of this Employment Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability and shall be severed from the balance of this Employment Agreement, all without affecting the remaining provisions of this Employment Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
7.4 Notices
     (1) Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Employment Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:
(a)	if to the Company, to:

STRATOS GLOBAL CORPORATION

Attention: JOHN PRENTICE, with a copy to the Chairman of the Board

Fax: 301-214-2476

(b)	if to the Executive, to:

JIM PARM

Fax: 301-214-2234

With a copy by mail and fax to:

Wayne N. Outten, Esq.

Outten & Golden LLP

3 Park Avenue

New York, NY 10016

Fax: 212-977-4005

     (2) Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that the day in either event is a business day and the communication is so delivered, faxed or sent prior to 4:30 p.m. on that day. Otherwise, the communication shall be deemed to have been given and made and to have been received on the next following business day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth business day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.
     (3) Any party may from time to time change its address under this Article 7.4 by notice to the other party given in the manner provided by this Article.
7.5 Successors and Assigns
          This Agreement shall enure to the benefit of, and be binding on, the parties, and their respective heirs, administrators, executors, successors and permitted assigns. The Company shall have the right to assign this Employment Agreement to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company provided only that the Company must first require the successor to expressly assume and agree to perform this Employment Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. The Executive by the Executive’s signature hereto expressly consents to such assignment. The Executive shall not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of the Executive’s rights or obligations under this Employment Agreement without the prior consent of the Company, which may be arbitrarily withheld.
     7.6 Amendment

respective affiliates, associates, subsidiaries and related companies from any and all claims which the Executive may have for whatever reason or cause in connection with the Executive’s employment and the termination of it, other than those obligations specifically set out in this Employment Agreement. In agreeing to the terms set out in this Employment Agreement, the Executive specifically agrees to execute a formal release document to that effect and will deliver upon request appropriate resignations from all offices and positions with the Company and its parent and their respective affiliated, associated subsidiary or affiliated companies if, as and when requested by the Company upon termination of the Executive’s employment within the circumstances contemplated by this Employment Agreement.
ARTICLE 9: DISPUTE RESOLUTION
9.1 Dispute Resolution:
          Should any disagreement, claim or controversy arise between the Executive and the Company with respect to this Employment Agreement, the termination of this Employment Agreement, or with respect to the right and obligations of the parties under this agreement or flowing from a termination of the Executive’s employment, such dispute shall be settled by confidential final and binding arbitration to be conducted in accordance with the rules of the American Arbitration Association applicable to employment disputes. Any such arbitration will occur in Bethesda, Maryland before a single Arbitrator.
ARTICLE 10: EXECUTIVE ACKNOWLEDGMENT
10.1 Acknowledgment.
           The Executive acknowledges that:
     (a)  the Executive has had sufficient time to review this Employment Agreement thoroughly;
     (b)  the Executive has read and understands the terms of this Employment Agreement and the obligations hereunder;
     (c)  the Executive has been given an opportunity to obtain independent legal advice concerning the interpretation and effect of this Employment Agreement; and,
     (d)  the Executive has received a fully executed counterpart copy of this Employment Agreement.

employment and the termination of it, other than those obligations specifically set out in this Employment Agreement. In agreeing to the terms set out in this Employment Agreement, the Executive specifically agrees to execute a formal release document to that effect and will deliver upon request appropriate resignations from all offices and positions with the Company and its parent and their respective affiliated, associated subsidiary or affiliated companies if, as and when requested by the Company upon termination of the Executive’s employment within the circumstances contemplated by this Employment Agreement.
ARTICLE 9: DISPUTE RESOLUTION
9.1 Dispute Resolution:
          Should any disagreement, claim or controversy arise between the Executive and the Company with respect to this Employment Agreement, the termination of this Employment Agreement, or with respect to the rights and obligations of the parties under this agreement or flowing from a termination of the Executive’s employment, such dispute shall be settled by confidential final and binding arbitration to be conducted in accordance with the rules of the American Arbitration Association applicable to employment disputes. Any such arbitration will occur in New York City before a single Arbitrator.
ARTICLE 10: EXECUTIVE ACKNOWLEDGMENT
10.1 Acknowledgment.
The executive acknowledges that:

(a)	the Executive has had sufficient time to review this Employment Agreement thoroughly;

(b)	the Executive has read and understands the terms of this Employment Agreement and the obligations hereunder;

(c)	the Executive has been given an opportunity to obtain independent legal advice concerning the interpretation and effect of this Employment Agreement; and,

(d)	the Executive has received a fully executed counterpart copy of this Employment Agreement.

          IN WITNESS WHEREOF the parties have executed counterpart copies of this Employment Agreement.

/s/ Denise Johnson		/s/ Jim Parm

Witness		JIM PARM

	By:	/s/ Charles W. Bessegger

STRATOS GLOBAL CORPORATION
On behalf of CHARLES W. BESSEGGER
CHAIRMAN

February 3, 2004
SCHEDULE “B” TO THE EMPLOYMENT
AGREEMENT OF JIM PARM
INTELLECTUAL PROPERTY, CONFIDENTIALITY, NON-COMPETITION and
NON-SOLICITATION AGREEMENT
For and in consideration of the employment of Jim Parm (“Parm”) by Stratos Global Corporation (“Stratos”) as its President and CEO, Parm agrees as follows:
1.	Parm shall disclose immediately to Stratos all discoveries, inventions and developments to any intellectual property or any improvements to any discoveries or inventions and developments to any intellectual property made, conceived or first reduced to practice by Parm, either solely or jointly with others, during his employment at Stratos which in any way relates to the existing or contemplated scope of Stratos’ business or logical extension thereof. At the expense of Stratos, and when requested (either during or subsequent to the contract), Parm shall promptly execute patent application papers, assignments, and any other documents necessary and do all he thinks necessary to protect such discoveries, inventions, or improvements and assigns all rights respecting such discoveries, inventions, or improvements to Stratos.

2.	Parm acknowledges that as President and Chief Executive Officer, and in any other position as he may be appointed to, Parm is a fiduciary and will acquire information about certain matters and things which are confidential to Stratos (which, for the purpose of this Schedule B, includes its subsidiaries and affiliated companies) which information is the exclusive property of Stratos including, but not limited to, all information in respect of:
1.	financial information;

2.	marketing, pricing and sales policies, techniques and concepts;

3.	business strategies, plans and objectives;

4.	product design and manufacturing information; and

5.	trade secrets.
3.	Parm acknowledges that the information referred to in paragraph 2 of this Schedule B and any other confidential information could be used to the detriment of Stratos. Accordingly, Parm undertakes, covenants and agrees to treat confidentially all such information and to not disclose, any such information to any third party, or use for the benefit of himself or any third party, either during his employment with Stratos, except as may be necessary in the proper discharge of his employment under this agreement, or after the date of termination of Parm’s employment, however caused, except with the prior written approval of Stratos, unless Parm can reasonably prove on the balance of probabilities that the information was either (i) in the public domain, or (ii) was previously disclosed by Stratos without restriction on its use.
4.	Without in any way limiting Parm’s fiduciary obligations to Stratos, Parm agrees that for a period of one year after his Period of Active Employment ends (the “Non-Competitive Period”), Parm will not:
(i)	directly or indirectly, become financially interested in, be employed by in a similar capacity, or render any consultation or business advice with respect to, any business that is materially competitive with Stratos in the business of the retail distribution of remote mobile and fixed communication services to the same customers serviced by Stratos (the Business”) during Parm’s employment other than as a passive investor in a publicly traded corporation of which he owns not more than five percent (5%) of the outstanding shares;

(ii)	solicit any Stratos customer with whom he has had material business contact in the 2 year period prior to the end of his active employment to remove its business from or reduce its business with Stratos;

(iii)	take any action that will impair relations with customers and suppliers of Stratos; or

(iv)	solicit any employee of Stratos with whom Parm worked during his employment to terminate his/her employment or hire any employee of Stratos with whom Parm worked during his employment.
Parm acknowledges that the Business is conducted globally, and that the territorial and time limitations set forth in this Paragraph 4 are reasonable and properly required for the adequate protection of the Business of Stratos. In the event any such territorial or time limitation is deemed to be unreasonable by a court of competent jurisdiction, Parm agrees to the reduction of the territorial or time limitation to the area or period which such court shall consider reasonable.
Any failure by Parm to comply with the provisions of this Paragraph 4 shall relieve Stratos of any of its obligations pursuant to the Employment Agreement.
5.	Parm further agrees to refrain from making any statements or comments of a defamatory or disparaging nature to third parties regarding Stratos or its officers, directors, personnel, business or affiliates, and shall refrain from making any statements or comments publicly or to members of the investment community without the prior written approval of Stratos.

6.	Parm understands and agrees that Stratos shall suffer irreparable harm in the event that Parm breaches any of Parm's obligations under this Schedule B and that monetary damages shall be inadequate to compensate Stratos for such breach. Accordingly, Parm agrees that, in the event of a breach or threatened breach by Parm of any of the provisions of this Schedule B, Stratos shall, in addition to and not in limitation of any other rights, remedies or damages available to Stratos at law or in equity, be entitled to an interim injunction, interlocutory injunction and permanent injunction in order to prevent or to restrain any such breach by Parm, or by any or all of Parm’s partners, co-venturers, employers, employees, servants, agents, representatives and any and all persons directly or indirectly acting for, on behalf of or with Parm.
7.	If any portion of the restrictions set forth in this Schedule B should, for any reason whatsoever, be declared invalid by a court of competent jurisdiction, the validity or enforceability of the remainder of such restrictions shall not be adversely affected.
8.	Each of the parties acknowledges and agrees that the restrictions contained in this Schedule B are reasonable and valid and all defences to their strict enforcement are waived by each party.
9.	The provisions of this Schedule B shall survive the termination of this Employment Agreement and shall be binding upon the parties after Parm ceases to be an employee of Stratos.

/s/ Denise Johnson WITNESS	/s/ Jim Parm JIM PARM

DATE: February 11, 2004	/s/ Charles W. Bessegger

SCHEDULE “A” TO THE EMPLOYMENT
AGREEMENT OF JIM PARM
REMUNERATION AND BENEFITS
1.	Gross Base Salary. The Executive will receive an annual gross base salary in the amount of $335,000 USD effective September 11, 2003, subject to the provisions of Article 3 of the Employment)Agreement.
2.	Short Term Incentive Plan. The Executive will be eligible for short-term incentive payment at target of 65% of his gross base salary on the following basis:
(i) 75% (of the 65%) of the STIP payment will be awarded based on the Company’s achievement of its corporate financial goals; and
(ii) 25% (of the 65%) will be awarded based on the Executive’s achievement of personal objectives.
2.1	In the first year of this Employment Agreement:
(a) no bonus will be paid unless 80% of the financial results are attained;
(b) at 80% attainment, 50% of the financial results component of the target will be paid;
(c) at 100% attainment, 100% of the financial results component of the target will be paid;
(d) at 120% attainment or greater, 150% of the financial results component of the target will be paid; and
(e) pro-rating will apply between levels of attainment.
The Executive and the Company will agree on the applicable threshold and opportunities available for subsequent years.
2.2	For the corporate financial component, 100% payment of the 75% is based on the Company’s 100%, attainment of financial goals, as set out on art annual basis by the Board. The 100% is currently weighted as follows: revenue (25%), EBITDA (50%) and Net Income (25%).
The personal objectives component will be based on the achievement of personal objectives as approved by the Board. The Board will determine the level of attainment and the pay-out.

The personal objectives component will be based on the achievement of personal objectives as approved by the Board. The Board will determine the level of attainment and the pay-out.
2.3	The financial results and the personal objectives components for each fiscal year are to be submitted by the Executive to the appropriate committees of the Board for review and final determination or approval by the Board by January 31 of each year. In the event that either or both of the components are not submitted and/or approved by mid-February, the determination of these components must be set by the Board. The Board’s decision with respect to the financial results components and the personal objectives components in any calendar year is final. The financial results component will be adjusted for overlays for acquisitions and financings, as approved the board at the time of the acquisition, investment or financing.

3.1	Long Term Incentive Plan. Attached as Schedule “A-1” is a summary of the status of options granted to the Executive prior to the date of his appointment as President and Chief Executive Officer. The grants described herein are in addition to the existing grants.

3.2	In connection with his appointment to the position of President and CEO, the Executive received on September 11, 2003 an option grant of 80,000 options at a price of $10.46 USD. One third of these options will vest on each of the first, second and third anniversary dates following the date of the grant. These options will expire 10 years from the date on which they were granted.

3.3	Thereafter, on the anniversary date of the appointment of the Executive to the position of President and Chief Executive Officer, the Board will make a market competitive option grant to the Executive taking into account the Board’s assessment of the Executive’s performance and market conditions. In this clause, “Market competitive option grant” means a grant that is comparable to grants made to similarly situated Executives in companies of similar size. For the first year anniversary only, such option grant will be at a level no less than the median position of the Towers Perrin US Comparison Group.

3.4	None of the options granted to the Executive can be exercised before the end of the Executive’s Period of Active Employment as defined in the Employment Agreement and the end of the Restricted Period, also as defined in the Employment Agreement, as applicable, except with the prior approval of the Board, which cannot be unreasonably withheld. However, in the two year period prior to the expiry of any set of options, the Executive may exercise such options after providing the Board with 10 days’ notice of his intention to exercise the expiring options as long as such exercise would not contravene any applicable securities laws, policies or regulations.

4.	Success and Retention Bonus — Project Saturn. The Executive shall be entitled to the following benefits in relation to the successful completion of the Project Saturn transaction:

(a)	Success Fee: When and if the Project Saturn transaction is fully and completely closed, the Executive will be entitled to receive 50% of his annual gross base salary plus target STIP.

(b)	Retention Bonus: For remaining in the Company’s employment following the full and complete closure of the Project Saturn transaction, the Executive will be entitled to receive up to 25% of his annual gross base salary plus target STIP to a maximum of 50% of his annual gross base salary if he remains in the Company’s employment for a two-year period after full and complete closure of this transaction. If the Executive’s employment is terminated by the Company without just cause or by the Executive for good reason (both as defined in the Employment Agreement) prior to the end of the two-year retention period, he will be entitled to prompt and full payment of this retention bonus. If the Executive’s employment is terminated for any other reason prior to the end of the two-year retention period, he will be entitled to a pro rata portion of this retention bonus calculated from full and complete closure of the transaction to his last day of active employment.

(c)	Change of Control benefits payable: In the event that the Executive’s employment is terminated by the Company without cause or by the Executive for good reason in the three-year period following the full and complete closure of the Project Saturn transaction, such a termination without cause shall be treated as a termination by the Company after a change of control, such that the Executive becomes entitled to the benefits described in the Employment Agreement in Article 5.2 (as if a Change of Control in fact had occurred) instead of the benefits described in the Employment Agreement in Article 4.3.
5.	Retention Bonus — Change of Control. For remaining in the Company’s employment following a Change of Control, the Executive will be entitled to receive up to 50% of his annual gross base salary plus target STIP to a maximum of 100% of his annual gross base salary if he remains in the Company’s employment for a two-year period following the Change of Control. If the Executive’s employment is terminated by the Company without just cause or by the Executive for good reason (both as defined in the Employment Agreement) prior to the end of the two-year retention period, he will be entitled to prompt and full payment of this retention bonus. If the Executive’s employment is terminated for any other reason prior to the end of the two-year retention period, lie will be entitled to a pro rata portion of this retention bonus calculated from the effective date of the Change of Control to his last day of active employment.
6.	Other Elements of Compensation. The Executive’s annual compensation package shall also include:

SCHEDULE “A-1” TO THE EMPLOYMENT
AGREEMENT OF JIM PARM
OPTION GRANTS MADE PRIOR TO SEPTEMBER 11, 2003
          (1) February 21, 2000 grant: The Executive was granted. 35,000 options at a price of $8.50. The last 25% of these options vested on February 21, 2003. These options will expire 5 years from the date on which they vested and are subject to the restrictions on exercise contained in Section 3.4 of Schedule A.
          (2) April 7, 2000 grant: The Executive was granted 65,000 options at a price of $11.67. The last 20% of these options will vest on April 7, 2004. If the Executive’s employment is terminated without cause pursuant to Article 4.3 of the Employment Agreement prior to April 7, 2004, there will be an immediate vesting of a pro rata portion of unvested options measured from April 17, 2003 to the date of termination. These options will expire 5 years from the date on which they vested and are subject the restrictions on exercise contained in Section 3.4 of Schedule A.
          (3) March 23, 2001: The Executive was granted 50,000 options at a price of $10.25 subject to the following vesting schedule:
     (i) 25% on March 23, 2004 (“Lot #1);
     (ii) 25% on March 23, 2005, (“Lot #2”);
     (iii) 50% on March 23, 2006, (“Lot #3”).
          Vesting of these options is subject to the Executive remaining in the Company’s employment, except that, if the Executive is terminated without cause pursuant to Article 4.3 of the Employment Agreement, there will be a pro rata vesting of these options in accordance with the following rules:
•	If the Executive’s employment is terminated before March 23, 2005, there will be an immediate vesting of a pro-rata option of Lot #1 of these options, measured from March 23, 2001 to the date of termination.

•	If the Executive’s employment is terminated before March 23, 2006, there will be an immediate vesting of a pro rata portion of Lot #2 of these options, measured from March 23, 2005 to the date of termination.
•	If the Executive’s employment is terminated before March 23, 2007, there will be immediate vesting of a pro rata portion of Lot #3 of these options, measured from March 23, 2006 to the date of termination.
          The March 2001 options will expire 5 years from the date on which they vested and are subject to the restrictions on exercise contained in Section 3.4. of Schedule A.
          All of the options described on this schedule are also subject to immediate vesting in the event that there is a Change of Control as defined in the Employment Agreement, subject to the restrictions on exercise described in Article 5.2 of the Employment Agreement.

Appendix 1 to the Parm Employment Agreement
In the event of the resignation by the Executive for “good reason” in accordance with Section 4.4 of this Executive Employment Agreement. the Performance Share Units (“PSUs”) will be treated in accordance with Section 5.2 (Termination Without Cause) of the Performance Share Unit Plan (the “PSU Plan”).
Except with respect to a Change of Control as defined in Section 5.1(c) of this Executive Employment Agreement that does not constitute a Reorganization under the PSU Plan, in the event of a Change of Control, as defined in Section 5.1 of this Executive Employment Agreement, Section 4.4 of the PSU Plan applies with respect to the treatment of the PSUs, except that those PSUs for which the performance criteria have not been met (the “Unawarded PSUs) will not be cancelled at the time of the Change of Control and will continue to be governed by the PSU Plan. After the Change of Control, if and when the performance criteria attached to any or all of the Unawarded PSUs have been met and such PSUs have vested in accordance with Section 3.5 of the PSU Plan, the Executive will be entitled, with respect to such PSUs, to a Payout on the Payout Date in cash, which Payout shall be less the following amounts: (i) withholding tax and other required source deductions, and (ii) any amounts the Executive has already received on account of such PSUs under Section 4.4.2 of the PSU Plan. Where the Executive’s employment is terminated by the Corporation without cause in the three-year period after a Change of Control, the Corporation shall immediately make a Payout in cash with respect to all Unawarded PSUs that have not vested in accordance with the PSU Plan, without regard to the performance criteria and vesting provisions attached to such PSUs, which Payout will be less the following amounts: (i) withholding tax and other required source deductions, and (ii) any amounts the Executive has already received on account of such PSUs under Section 4.4.2 of the PSU Plan. After the Payout has been made, the Corporation shall cancel such PSUs.
In the event of a Change of Control as defined in Section 5.1(c) of this Executive Employment Agreement that does not constitute a Reorganization under the PSU Plan, if the Executive’s employment is terminated by the Corporation without cause in the three-year period after such Change of Control, the Corporation shall immediately make a Payout in cash, as defined in the PSU Plan and less withholding tax and other required source deductions, in respect of all PSUs granted to the Executive, which Payout shall be made without regard to the performance criteria and vesting provisions attached to such PSUs. After the Payout has been made, the Corporation shall cancel such PSUs.
In the above circumstances where cash payments are made, the cash value is determined by multiplying the number of PSUs that are not cancelled at the time of Change of Control by the fair market value of an awarded share unit for the five (5) trading days prior to Change of Control.